As filed with the Securities and Exchange Commission on August 24, 2001
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                               BE AEROSPACE, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                             06-1209796
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                             Identification No.)

                               BE Aerospace, Inc.
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                                 (561) 791-5000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -------------------
                            Edmund J. Moriarty, Esq.
                               BE Aerospace, Inc.
                                 General Counsel
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                      (561) 791-5000 / (561) 791-3966 (fax)
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------
                                   Copies to:
                           Rohan S. Weerasinghe, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                     Proposed maximum
Title of each class                      aggregate                Amount of
of securities to be registered       offering price (1)         registration fee
--------------------------------------------------------------------------------
Common Stock, $.01 par value            $48,000,000                $12,000
================================================================================
(1) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(o) under the Securities Act of 1933, as amended. There is being registered hereunder an indeterminate number of shares of our common stock as may be sold from time to time by certain selling stockholders as described herein.
                                 ---------------
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 24, 2001

PROSPECTUS

                                   $48,000,000

                               BE AEROSPACE, INC.

                                  Common Stock

                               -------------------

         All of the shares of our common stock, par value $.01 per share, offered hereby are being offered by the selling stockholders listed herein, who may from time to time offer for sale shares of common stock. The selling stockholders received, or will receive, such shares in connection with our acquisition of M&M Aerospace Hardware, Inc. We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock. See "Selling Stockholders."

         The selling stockholders have advised us that the shares of common stock offered may be offered or sold by or for the account of such selling stockholders, from time to time, to purchasers directly, through brokers in brokerage transactions on the Nasdaq National Market, to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices; such underwriters, brokers or dealers may receive compensation in the form of underwriting discounts, commissions or concessions.

         Our common stock is quoted on The Nasdaq National Market under the symbol "BEAV." The last reported sale price on August 22, 2001, was $17.50 per share.

         If necessary, information relating to the selling stockholders, the terms of each sale of shares of common stock offered hereby, including the public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of common stock, in respect of which this prospectus is delivered will be set forth in an accompanying prospectus supplement.

         Investing in our common stock involves risks. See "Risk Factors" on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is          , 2001.

                                TABLE OF CONTENTS

                                        Page                                               Page
                                        ----                                               ----
FORWARD-LOOKING STATEMENTS.................3       LEGAL MATTERS.............................18
SUMMARY....................................4       EXPERTS...................................18
RISK FACTORS...............................5       WHERE YOU CAN FIND ADDITIONAL
USE OF PROCEEDS...........................11           INFORMATION...........................18
SELLING STOCKHOLDERS......................11       INCORPORATION OF CERTAIN
DESCRIPTION OF CAPITAL STOCK..............13           INFORMATION BY REFERENCE..............18
PLAN OF DISTRIBUTION......................17

                               -------------------

         You should rely only on the information contained in this document or to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "could," "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue," "predict," or other similar words. These statements, including statements regarding our future financial performance and other projections of measures of future financial performance of our company, are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such statements. While we believe these forward-looking statements to be reasonable, projections are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based may vary significantly from actual results, which variations may be material and adverse. As a result, because these statements are based on expectations as to future performance and events and are not statements of fact, actual events or results may differ materially from these projected. Factors that might cause such a difference include those discussed in our filings with the Securities and Exchange Commission, including but not limited to our most recent proxy statement, Form 10-K, as amended, and Form 10-Q's, as amended, and under the heading "Risk Factors" in this prospectus or any supplement thereto.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should not be considered in isolation and you should make your investment decision only after carefully reading this entire prospectus or any supplement thereto and the documents incorporated by reference.

                                     SUMMARY

         This summary highlights selected information incorporated by reference or appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety, including the documents incorporated by reference.

         Our fiscal year ends on the last Saturday in February of each year, and references to a fiscal year are to the year ended on the last Saturday in February of the referenced year (for example, fiscal 2001 refers to the fiscal year ended February 24, 2001).

General

         We are the world's largest manufacturer of cabin interior products for commercial aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

         o commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

         o a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

         o both chemical and gaseous commercial aircraft oxygen delivery systems; and

         o business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

         In addition, we design, develop and manufacture a broad range of cabin interior structures such as galleys and crew rests, and provide comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and related component kits.

         We recently entered into an agreement to acquire M&M Aerospace Hardware, Inc., the world's leading independent aftermarket distributor of aerospace fasteners. Closing of this transaction is subject to various closing conditions and receipt of regulatory approvals. Once this transaction is completed, we will have a significant presence in the aerospace fasteners distribution business.

Recent Acquisitions

         In August 2001, we entered into an agreement to acquire M&M Aerospace Hardware, Inc. for an initial purchase price of $177 million. The purchase price consists of $152 million in cash and $25 million in shares of our common stock. The selling stockholders also have the opportunity to earn an additional amount of up to $23 million payable in shares of our common stock, the $23 million is contingent upon M&M's operating results through December 31, 2001, which we assume will be met.

         The registration statement of which this prospectus is a part is intended to register for sale the shares of common stock issued, or to be issued, to the former stockholders of M&M Aerospace Hardware, Inc. The acquisition agreement is described more fully under the heading "Selling Stockholders."

Principal Executive Offices

         Our principal executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414. Our telephone number at that location is (561) 791-5000. You may also obtain additional information about us from our website, www.beaerospace.com. Information on our website is not part of this prospectus.

                                  RISK FACTORS

         You should carefully consider the risks described below before making a decision to invest in our securities. Other risks facing our company or related to each offering may also be included in any accompanying prospectus supplement and we urge you to read carefully any accompanying prospectus supplement before you make your decision to invest in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you could lose all or part of your investment.

Risks Associated with our Business

We are directly dependent upon the conditions in the airline industry and a severe and prolonged downturn could negatively impact our results of operations

         Our principal customers are the world's commercial airlines. As a result, our business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and by delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry and a decline in our business and profitability. Although the world airline industry experienced a turnaround in operating results starting in the mid 1990's, since 2000, increases in fuel prices, the softening of the global economy and labor unrest have again negatively impacted airline profitability. The airline industry expects these trends to continue through at least the remainder of 2001. Should the airline industry suffer a severe and prolonged downturn which adversely affects their profitability, discretionary airline spending, including for new aircraft and cabin interior refurbishments and upgrades, would be more closely monitored or even reduced. In addition, any prolonged labor unrest experienced by any of our major customers could lead to a delay in their scheduled refurbishment and upgrade programs. Lower capital spending by the airlines or delays in scheduled programs could lead to reduced orders of our products and services and, as a result, our business and profitability could suffer. Our business and profitability have historically suffered during downturns in the airline industry.

Our substantial indebtedness could limit our ability to obtain additional financing and will require that a significant portion of our cash flow be used for debt service

         We have substantial indebtedness and, as a result, significant debt service obligations. As of May 26, 2001, we had approximately $702 million aggregate amount of indebtedness outstanding representing approximately 79.0% of total capitalization. After giving effect to our proposed acquisition of M&M as of May 26, 2001, our aggregate amount of indebtedness outstanding on a pro forma basis would have been $769 million which would have represented approximately 76.6% of total capitalization. We could also incur substantial additional indebtedness in the future. For example, we recently replaced our bank credit facility and, as of August 24, 2001, have $150 million available for borrowing under the new facility.

         The degree of our leverage and, as a result, significant debt service obligations, could have significant consequences to purchasers or holders of our shares of common stock, including:

         o limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

         o limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations;

         o increasing our vulnerability to adverse economic and industry conditions; and

         o increasing our exposure to interest rate increases because any borrowings under our new bank credit facility will be at variable interest rates.

We may not be able to generate the necessary amount of cash to service our indebtedness, which may require us to refinance our debt, obtain additional financing or sell assets

         Our ability to satisfy our debt service obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors, beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance, obtain additional financing or sell assets. Our business may not generate cash flow, and we may not be able to obtain funding, sufficient to satisfy our debt service requirements.

We have significant financial and operating restrictions in our debt instruments that may, among other things, limit our ability to pay dividends, merge or consolidate or sell or otherwise dispose of assets

         The indentures governing our outstanding notes, including our 8% senior subordinated notes due 2008, 9 1/2% senior subordinated notes due 2008 and 8 7/8% senior subordinated notes due 2011, contain numerous financial and operating covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. In addition, our new bank credit facility contains customary affirmative and negative covenants. Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in any current or future agreements governing our indebtedness, including our indentures and our new bank credit facility, could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

The airline industry is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, which could reduce our results of operations

         The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Civil Aviation Board, regulate these matters in other countries. If we fail to obtain a required license for one of our products or services or lose a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming.

         From time to time the FAA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in costs of compliance. When the FAA first enacted Technical Standard Order C127, all seating companies were required to meet these new rules. Compliance with this rule required industry participants to spend millions of dollars on engineering, plant and equipment to comply with the regulation. A number of smaller seating companies decided that they did not have the resources, financial or otherwise, to comply with these rules and they either sold their businesses or ceased operations. To the extent the FAA, or comparable agencies, implement regulation changes or new regulations in the future, we may incur significant additional costs to achieve compliance.

We are subject to extensive health and environmental regulation, any violation of which could subject us to significant liabilities and penalties

         We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our operations, our facilities, or facilities we may acquire.

We compete with a number of established companies, some of which have significantly greater financial, technological and marketing resources than we do and we may not be able to compete effectively with these companies

         We compete with numerous established companies. Some of these companies, particularly in the passenger to freighter conversion business, have significantly greater financial, technological and marketing resources than we do. Our ability to be an effective competitor will depend on our ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which our products are currently in service. It will also depend on our success in causing our products to be selected for installation in new aircraft, including next-generation aircraft, and in avoiding product obsolescence. Our ability to maintain or expand our market position in the rapidly growing passenger to freighter conversion business will depend on our success in being selected to convert specific aircraft, our ability to maintain and enhance our engineering design, our certification and program management capabilities and our ability to effectively use our recent acquisitions to manufacture a broader range of structural components, connectors and fasteners used in this business.

If we are unable to manufacture quality products and to deliver our products on time, we may be subject to increased costs or loss of customers or orders, which could negatively impact our results of operations

         During the latter part of fiscal 1999 and throughout fiscal 2000, we experienced significant operating inefficiencies in our seating programs which resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. In addition, as a result of our late customer deliveries, certain airlines diverted their seating programs to other manufacturers. To the extent we suffer any of these inefficiencies or shortcomings in the future we will likely experience significant increased costs and loss of customers or orders.

Our acquisition strategy may be less successful than we expect and therefore, our growth may be limited

         We intend to consider future acquisitions. We intend to consider future strategic acquisitions, some of which could be material to us and which may include companies that are substantially equivalent or larger in size compared to us. We continually explore and conduct discussions with many third parties regarding possible acquisitions. As of the date of this prospectus, other than the agreement to acquire M&M, we have no acquisition agreements to acquire any business or assets. Our ability to continue to achieve our goals may depend upon our ability to identify and successfully acquire attractive companies, to effectively integrate such companies, achieve cost efficiencies and to manage these businesses as part of our company. Although we have entered into an agreement to acquire M&M, the proposed transaction is subject to various closing conditions and receipt of regulatory approvals. Accordingly, there can be no assurance that this proposed transaction will occur or, if it occurs, there can be no assurance that the terms will not change.

         We will have to integrate any acquisitions into our business. The difficulties of combining the operations, technologies and personnel of companies we acquire into our company include:

         o coordinating and integrating geographically separated organizations;

         o        integrating personnel with diverse business backgrounds; and

         o integrating businesses with different processes and management information systems.

         We may not be able to effectively manage or integrate the acquired companies. Further, we may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of certain customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management's attention and any delays or difficulties encountered in connection with the transition and integration of these businesses could negatively impact our business and results of operations if any of the above adverse effects were to occur. Further, the benefits that we anticipate from these acquisitions may not develop.

         Once the proposed acquisition of M&M is completed, we will have a significant presence in the fasteners distribution business. There can be no assurance that we will be successful in integrating the aerospace fasteners product line.

         We will have to finance any future acquisitions. Depending upon the acquisition opportunities available, we may need to raise additional funds or arrange for additional bank financing. We may seek such additional funds through public offerings or private placements of debt or equity securities or bank loans. Issuance of additional equity securities by us could result in substantial dilution to stockholders. The incurrence of additional indebtedness by us could have adverse consequences to stockholders as described above. In the absence of such financing, we might not be able to make future acquisitions in accordance with our business strategy, to absorb adverse operating results, to fund capital expenditures or to respond to changing business and economic conditions, all of which may negatively affect our business, results of operations and financial condition.

There are risks inherent in international operations that could, among other things, expose us to currency risk, foreign currency translation adjustments, additional costs or loss of sales, which could negatively affect our operating results
         Our operations are primarily in the United States, with approximately 24% of our sales during fiscal 2001 coming from our foreign operations in the United Kingdom and the Netherlands. While the majority of our operations is based domestically, each of our facilities sells to airlines all over the world. As a result, 40% or more of our consolidated sales for the past three fiscal years was to airlines located outside the United States. We have direct investments in a number of subsidiaries in foreign countries (primarily in Europe). Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. At May 26, 2001, we reported a cumulative foreign currency translation loss of $25.7 million in stockholders' equity as a result of foreign currency adjustments, and we may incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. If in the future a substantial majority of our sales were not denominated in the currency of the country of product origin, we could face increased currency risk. Also, changes in the value of the U.S. dollar or other currencies could result in fluctuations in foreign currency translation amounts or the U.S. dollar value of transactions and, as a result, our net earnings could be reduced. Our largest foreign currency exposure results from activity in British pounds and Dutch guilders.

         We may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. However, our attempts to manage our foreign currency exchange risk may not be successful and, as a result, our net earnings could be negatively affected by any unfavorable fluctuations in foreign currency exchange rates.

         Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where we operate. Due to our foreign operations we could be subject to such factors in the future and the impact of any such events that may occur in the future could subject us to additional costs or loss of sales, which could negatively affect our operating results.

Our total assets include substantial intangible assets. The write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations

         Our total assets reflect substantial intangible assets. At May 26, 2001, intangibles and other assets, net, represent approximately 43.5% of total assets and 292.0 % of stockholders' equity. At May 26, 2001, on a pro forma basis after giving effect to the M&M acquisition as if it had occurred on May 26, 2001, intangibles and other assets, net, would have represented approximately 48.1% of our total assets and 239.1% of stockholders equity. See our unaudited pro forma combined condensed financial information and the notes thereto incorporated by reference herein for further information regarding pro forma financial data. Intangible assets consist of goodwill and other identified intangible assets associated with our acquisitions, representing the excess of cost over the fair value of the tangible assets we have acquired since 1989. We may not be able to realize the value of these assets.

         In July 2001, the Financial Accounting Standard Board issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 141 is not expected to have a significant impact on our results of operations or financial position. SFAS No 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on an annual basis. SFAS No. 142 is effective for our fiscal year beginning February 24, 2002. While we have not fully evaluated all the provisions of SFAS No. 142, its is expected that applying the provisions of SFAS No.142 would eliminate a portion of amortization expense. During the year ended February 24, 2001, amortization of intangible assets was approximately $23 million.

Risks Associated with our Capital Stock

Provisions in our charter documents may discourage potential acquisitions of our company, even those which the holders of a majority of our common stock may favor

         Our restated certificate of incorporation and by-laws contain provisions that may have the effect of discouraging a third party from making an acquisition of us by means of a tender offer, proxy contest or otherwise. Our restated certificate of incorporation and by-laws:

         o classify the board of directors into three classes, with directors of each class serving for a staggered three-year period;

         o provide that directors may be removed only for cause and only upon the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of such directors;

         o require at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors to alter, amend or repeal the provisions relating to the classified board and removal of directors described above;

         o permit the board of directors to fill vacancies and newly created directorships on the board;

         o        restrict the ability of stockholders to call special meetings;
                  and

         o        contain advance notice requirements for stockholder proposals.

Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

         Our board of directors has declared a dividend of one preferred share purchase right for each share of common stock outstanding. A right will also be attached to each share of common stock subsequently issued. The rights will have certain anti-takeover effects. If triggered, the rights would cause substantial dilution to a person or group of persons that acquires more than 15.0% of our common stock on terms not approved by our board of directors. The rights could discourage or make more difficult a merger, tender offer or other similar transaction.

         Under our restated certificate of incorporation, our board of directors also has the authority to issue preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The board of directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could make it more difficult for a third party to gain control of us. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder", or generally a 15% stockholder, to effect various business combinations with a corporation for a three-year period.

You may not receive cash dividends on our shares

         We have never paid a cash dividend and do not plan to pay cash dividends on our common stock in the foreseeable future. We intend to retain our earnings to finance the development and expansion of our business and to repay indebtedness. Also, our ability to declare and pay cash dividends on our common stock is restricted by covenants in our outstanding notes. We also intend to replace our bank credit facility with a new credit facility as soon as reasonably practicable. We expect any new credit facility to contain customary covenants, which may include covenants restricting our ability to declare and pay cash dividends.

If the price of our common stock continues to fluctuate significantly, you could lose all or a part of your investment

         The price of our common stock is subject to sudden and material increases and decreases, and decreases could adversely affect investments in our common stock. For example, since the beginning of fiscal 2001, the closing price of our common stock has ranged from a low of $5.875 to a high of $25.875. The price of our common stock could fluctuate widely in response to:

         o        our quarterly operating results;

         o        changes in earnings estimates by securities analysts;

         o        changes in our business;

         o        changes in the market's perception of our business;

         o changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

         o        changes in general market or economic conditions; and

         o        changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

         We have recently entered into an agreement to acquire M&M Aerospace Hardware, Inc. and, pursuant to the provisions of the stock purchase agreement governing the acquisition, we agreed to register shares of our common stock issued, or to be issued, as consideration for the acquisition. Each of the selling stockholders received, or will receive, the shares of our common stock they are selling in this offering in connection with our acquisition of M&M. The shares being sold by the selling stockholders in this offering are for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

         The following is a brief summary of some of the provisions of the agreement governing the acquisition. We have not described every aspect of the agreement. You should refer to such agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of its provisions and the definition of terms used in them.

M&M Aerospace Hardware, Inc.

         In August 2001, pursuant to the terms of a stock purchase agreement that we entered into with Paul Mittentag, Adrianne Mittentag, Paul Mittentag 1997 6-Year GRAT, Paul Mittentag 1997 8-Year GRAT, Paul Mittentag 2000 8-Year GRAT, Adrianne Mittentag 1997 8-Year GRAT, Adrianne Mittentag 2000 8-Year GRAT and Adrianne Mittentag 1997 10-Year GRAT, Stuart Mittentag, Mark Mittentag, David Leshner and Jennifer Leshner, we agreed to acquire all of the outstanding stock of M&M, for a total initial purchase price of $177 million, $25 million of which will be paid in shares of our common stock. The selling stockholders also have the opportunity to earn an additional amount of up to $23 million payable in our common stock based on M&M's performance. M&M is a company based in Florida, and is the leading independent aftermarket distributor of aerospace fasteners.

         The number of shares to be issued will be determined based on a price calculated over a period of time pursuant to the terms of the stock purchase agreement governing the acquisition and will be subject to the following restrictions as specified in the agreement:

         o none of the shares may be sold by the selling stockholders during the first 90 days after completion of the acquisition; and

         o up to 25 percent of the shares may be sold in any 90 consecutive day period after the first 90 days following the completion of the acquisition.

Selling Stockholder Table

         Set forth below are the names of each selling stockholder, the number of shares of common stock that would be beneficially owned as of August 22, 2001, based on the closing price of the common stock on August 22, 2001, by each selling stockholder if the acquisition of M&M was completed, the number of shares that will be offered and sold by or on behalf of each selling stockholder hereunder and the amount of common stock to be owned by each selling stockholder upon the completion of this offering. Based on the closing price of our common stock on August 22, 2001, none of the selling stockholders would beneficially own more than 1% of our outstanding common stock based on the number of shares of our common stock outstanding on May 26, 2001 other than as noted below, and to our knowledge none of the selling stockholders will have any material relationships with us subsequent to the closing of the acquisition other than Mr. Paul Mittentag, who has agreed to become an employee of our company.

                                                   Shares Beneficially
                                                          Owned                                         Shares Beneficially
                                                    Prior to Offering                                   Owned After Offering
                                            ------------------------------            Shares           ----------------------
         Selling Stockholders**             Number (1)(2)(3)       Percent           Offered           Number         Percent
         --------------------               ----------------       -------           -------           ------         -------
Paul Mittentag                                        946,286       2.9(4)                946,286        -               -
Adrianne Mittentag                                    946,286       2.9(4)                946,286        -               -
Stuart Mittentag                                        6,857         *                     6,857        -               -
Mark Mittentag                                          6,857         *                     6,857        -               -
David Leshner                                           6,857         *                     6,857        -               -
Jennifer Leshner                                        6,857         *                     6,857        -               -
Paul Mittentag 1997 6-Year GRAT                       137,143         *                   137,143        -               -
Paul Mittentag 1997 8-Year GRAT                       137,143         *                   137,143        -               -
Paul Mittentag 2000 8-Year GRAT                       137,143         *                   137,143        -               -
Adrianne Mittentag 1997 8-Year GRAT                   137,143         *                   137,143        -               -
Adrianne Mittentag 2000 8-Year GRAT                   137,143         *                   137,143        -               -
Adrianne Mittentag 1997 10-Year GRAT                  137,143         *                   137,143        -               -
                                           -------------------                   -----------------
   Total..........................                  2,742,858         -                 2,742,858        -               -
                                           ===================                   =================

---------
(1) The number of shares beneficially owned were estimated based on the aggregate portion of the acquisition price of $48 million to be paid in shares of our common stock divided by the closing price of our common stock on August 22, 2001. Such shares were then allocated to each selling stockholder as they will be pursuant to the terms of the stock purchase agreement.
(2) The number of shares beneficially owned is subject to change as the share price and number of shares to be issued by us to the selling stockholders will be determined on the date of the closing of the M&M acquisition, pursuant to the terms of the stock purchase agreement. Such indeterminate aggregate number of shares will be calculated by dividing the portion of the purchase price to be paid in shares of our common stock by the share price over a period of time determined on the date of the closing.
(3) A portion of the shares beneficially owned is subject to certain earn-out requirements pursuant to the terms of the stock purchase agreement and if the earn-out requirements are achieved may be offered by the selling stockholder at a later date. Of the total $48 million of the acquisition purchase price to be paid in shares of our common stock, $23 million is contingent upon M&M's operating results through December 31, 2001.
(4) This percentage does not include the 2,742,858 shares to be issued pursuant to the terms of the M&M stock purchase agreement.
* The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock as of May 26, 2001.
** The address for each of the selling stockholders is c/o Paul Mittentag, 9 Tahiti Beach Island Road, Coral Gables, Florida 33143.

Registration Rights

         Pursuant to the terms of the stock purchase agreement, we agreed to file a registration statement with the Securities and Exchange Commission and we intend to enter into a registration rights agreement, the terms of which will require us to use commercially reasonable efforts to cause the registration statement to become and continue to be effective until the earlier of (i) two years from the date the registration statement relating to the sales of our common stock by the selling stockholders, of which this prospectus forms a part, has been declared effective or (ii) the date that the selling stockholders no longer own any of our common stock issued as consideration for the acquisition.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         We are authorized to issue 100,000,000 shares of common stock, $0.01 par value, of which 32,118,788 shares were outstanding as of May 26, 2001. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the board of directors out of funds legally available to pay dividends. The indentures relating to our 8 7/8% notes, 8% notes and 9 1/2% of notes and our credit facilities restrict dividend payments by us to our stockholders. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of our common stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

Preferred Stock

         Our restated certificate of incorporation provides for the authorization of 1,000,000 shares of preferred stock, $0.01 par value. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our restated certificate of incorporation. No shares of our preferred stock are outstanding, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock.

Directors' Exculpation and Indemnification

         Our restated certificate provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the restated certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The restated certificate also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Election and Removal of Directors

         The restated certificate classifies our board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected each year. The restated certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the restated certificate requires at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

         We believe that the provisions described in the preceding paragraph, taken together, reduce the possibility that a third party could effect a change in the composition of our board of directors without the support of the incumbent board. The provisions may have significant effects on the ability of our stockholders to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of us or effect a fundamental corporate transaction such as a merger. Nevertheless, although we have not experienced any problems in the past with the continuity or stability of the board, management believes that the provisions help assure the continuity and stability of our policies in the future, since the majority of the directors at any time will have prior experience as directors.

Section 203 of the Delaware General Corporation Law

         We are subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Rights Agreement

         On November 12, 1998, our board of directors declared a distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on November 23, 1998 and for each share of common stock issued (including shares distributed from treasury stock) by us thereafter and prior to the distribution date, which will occur on the date described below. Each right entitles the registered holder, subject to the terms of the rights agreement dated as of November 12, 1998, to purchase from us one one-thousandth of a share, or a unit, of series A junior preferred stock, par value $0.01 per share, at a purchase price of $100.00 per unit, subject to adjustment.

         Initially, the rights will attach to all certificates representing shares of outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock and the distribution date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "stock acquisition date") that a person or group of affiliated or associated persons, other than us, any subsidiaries or any or our or our subsidiaries employee benefit plans (an "acquiring person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of common stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of common stock. Until the distribution date, (i) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after November 23, 1998 (also including shares distributed from treasury stock) will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificates.

         The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the rights agreement unless earlier redeemed by us.

         As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

         In the event that (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock shall remain outstanding,
(ii) a person becomes the beneficial owner of 15% or more of the then outstanding shares of our common stock, (iii) an acquiring person engages in one or more "self-dealing" transactions as set forth in the rights agreement, or
(iv) during such time as there is an acquiring person, an event occurs which results in such acquiring person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, units of series A junior preferred stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of series A junior preferred stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

         In the event that, at any time following the stock acquisition date,
(i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

         The purchase price payable, and the number of units of series A junior preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A junior preferred stock, (ii) if holders of the series A junior preferred stock are granted certain rights or warrants to subscribe for series A junior preferred stock or convertible securities at less than the current market price of the series A junior preferred stock, or (iii) upon the distribution to the holders of the series A junior preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the series A junior preferred stock prior to the date of exercise.

         At any time until ten days following the stock acquisition date, a majority of the board of directors may redeem the rights in whole, but not in part, at the redemption price of $0.01 per right, payable, at the election of such majority of the board of directors, in cash or shares of our common stock. Immediately upon the action of a majority of the board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

         Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of series A junior preferred stock, or other consideration.

         Any of the provisions of the rights agreement may be amended at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

         The units of series A junior preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

         Each unit of series A junior preferred stock will have a minimum preferential quarterly dividend rate of $0.01 per unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

         In the event of liquidation, the holder of a unit of series A junior preferred stock will receive a series A junior preferred liquidation payment equal to the greater of $0.01 per unit or the per share amount paid in respect of a share of our common stock.

         Each unit of series A junior preferred stock will have one vote, voting together with the common stock. The holders of units of series A junior preferred stock, voting as a separate class, shall be entitled to elect two directors if dividends on the preferred stock are in arrears for six fiscal quarters.

         In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each unit of series A junior preferred stock will be entitled to receive the per share amount paid in respect of each share of common stock.

         The rights of holders of the series A junior preferred stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the series A junior preferred stock's dividend, liquidation and voting rights, the economic value of one unit of series A junior preferred stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is American Stock Transfer and Trust Co. of Brooklyn, New York.

                              PLAN OF DISTRIBUTION

         The selling stockholders (or their pledgees) may sell all or a portion of the shares of common stock offered hereby in private transactions or in the over-the counter market at prices related to the prevailing prices of the shares on the Nasdaq National Market. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act. Any selling stockholder may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The registration rights agreement to be entered into by us and the selling stockholders will provide that we will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The registration rights agreement will also provide for our indemnification by the selling stockholders for certain of our liabilities resulting from information provided to us by the selling stockholders, including liabilities under the Securities Act.

         The selling stockholders may sell the shares of common stock offered hereby from time to time subject to the terms of the stock purchase agreement and the standstill and voting agreement entered into by and between us and the selling stockholders, pursuant to which we and the selling stockholders have agreed that none of the shares of common stock may be sold by the selling stockholders for 90 days from the closing of the acquisition and only 25% of the shares may be sold every 90 consecutive day period thereafter.

         To the extent required under the Securities Act, a prospectus supplement will be filed, disclosing (a) the name of any selling stockholder,
(b) the name of any broker-dealers effecting the transaction on behalf of the selling stockholder, (c) the number of shares involved, (d) the price at which such shares are to be sold, (e) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (f) that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and (g) the other facts material to the transaction.

         We will pay all fees and expenses incident to the preparation, filing, amending and supplementing of the registration statement of which this prospectus is a part and any registration, filing, qualification and other fees and expenses of complying with state blue sky or securities laws. The selling stockholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees of the selling stockholders' counsel will be borne by the party who incurred the cost.

         Pursuant to the stock purchase agreement, and subject to certain conditions, we have agreed to keep the registration statement relating to the offering and sale by the selling stockholders of the shares of common stock continuously effective until a fixed date following the effectiveness of the registration statement or such earlier date as of which all shares of common stock registered hereunder have been disposed of by the selling stockholders. See "Selling Stockholders-Registration Rights."

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the issuance of the shares of common stock offered hereby will be passed upon for us by Shearman & Sterling, New York, New York.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from BE Aerospace's Annual Report on Form 10-K for the fiscal year ended February 24, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of M&M Aerospace Hardware, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated in this prospectus by reference to pages F-1 through F-10 of the Current Report on Form 8-K of BE Aerospace's dated August 10, 2001, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file reports, proxy statements, and other information with the Securities and Exchange Commission and the Nasdaq National Market. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Reports and other information concerning us can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained form the locations described above. Statements contained in this prospectus as to the contents of any document are not necessarily complete. You should refer to the document for all the details.

         You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference herein, is accurate only as of the respective dates of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

         o        incorporated documents are considered part of the prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file later with the SEC will automatically update and supercede this information.

         We incorporate by reference the documents listed below which we filed with the SEC under the Securities and Exchange Act of 1934:

         o our annual report on Form 10-K for the fiscal year ended February 24, 2001;

         o our quarterly report on Form 10-Q for the fiscal quarterly period ended May 26, 2001; and

         o our reports filed on Form 8-K or 8-K/A on August 13, 2001, August 21, 2001 and August 22, 2001.

         You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

                  BE Aerospace, Inc.
                  1400 Corporate Center Way
                  Wellington, Florida  33414
                  Attention: General Counsel
                  (561) 791-5000

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering:

         o reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

         o definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

         o any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

         Such documents will become a part of this prospectus from the date such documents are filed.

         Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

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                                       20
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                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby. All of such expenses, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers fee are estimated.

           Securities and Exchange Commission registration fee.......   $ 12,000
           Legal fees and expenses ..................................    100,000
           Transfer Agent and Registrar fees and expenses ...........     10,000
           Accounting fees and expenses..............................    100,000
           Blue Sky fees and expenses (including counsel fees).......     10,000
           Printing expenses.........................................     50,000
           Miscellaneous.............................................     68,000
                                                                        --------
                            Total....................................   $350,000
                                                                        ========

Item 15.  Indemnification of Directors and Officers.

Limitation on Liability of Directors

         Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law (the "DGCL"), Paragraph 11 of BE Aerospace ` certificate of incorporation (the "Certificate") eliminates the personal liability of BE Aerospace ` directors to BE Aerospace or its stockholders for monetary damages for breach of fiduciary duty, including, without limitation, directors serving on committees of BE Aerospace's board of directors (the "Board"). Directors remain liable for (1) any breach of the duty of loyalty to BE Aerospace or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) any violation of
Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and (4) any transaction from which directors derive an improper personal benefit.

Indemnification and Insurance

         In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants BE Aerospace ` directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party
(1) by reason of the fact that they are or were directors or officers of BE Aerospace or (2) by reason of the fact that, while they are or were directors or officers of BE Aerospace , they are or were serving at the request of BE Aerospace as directors or officers of another corporation, partnership, joint venture, trust or enterprise.

         Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to BE Aerospace by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. BE Aerospace may not indemnify or make advance payments to any person in connection with proceedings initiated against BE Aerospace by such person without the authorization of the Board.

         In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of the DGCL, or any successor provisions or amendments thereunder.

         In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of BE Aerospace and to inure to the benefit of the indemnitee's heirs, executors and administrators.

         Paragraph 11 further provides that the right to indemnification is not exclusive of any other right that any indemnitee may have or thereafter acquire under any statute, the Certificate, any agreement or vote of stockholders or disinterested directors or otherwise, and allows BE Aerospace to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

         The form of Purchase Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, BE Aerospace has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Certificate authorizes BE Aerospace to purchase insurance for directors and officers of BE Aerospace and persons who serve at the request of BE Aerospace as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise against any expense, liability or loss incurred in such capacity, whether or not BE Aerospace would have the power to indemnify such persons against such expense or liability under the DGCL. BE Aerospace intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse BE Aerospace for potential costs of its corporate indemnification of directors and officers.

Item 16.  Exhibits and Financial Statements Schedules.

         The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17.  Undertakings.

         We undertake that, for the purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         We undertake that:

         (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby further undertakes:

         (a)(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that the undertakings set forth in clauses
                  (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in this registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(a) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (c) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

         The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 24, 2001.

                                       BE AEROSPACE, INC.


                                       By:    /s/    Amin J. Khoury
                                           -------------------------------------
                                           Amin J. Khoury, Chairman of the Board

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Amin J. Khoury and Thomas P. McCaffrey, and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto, any related registration filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 24, 2001.

Signature                                       Title
---------                                       -----

     /s/ Amin J. Khoury                         Chairman of the Board
---------------------------------------
         Amin J. Khoury

     /s/ Robert J. Khoury                       President, Chief Executive
---------------------------------------         Officer (principal executive
         Robert J. Khoury                       officer), and Director

     /s/ Thomas P. McCaffrey                    Corporate Senior Vice President
---------------------------------------         of Administration and Chief
         Thomas P. McCaffrey                    Financial Officer (principal
                                                financial and accounting
                                                officer) and Assistant Secretary

     /s/ Jim C. Cowart                          Director
---------------------------------------
         Jim C. Cowart

     /s/ Richard G. Hamermesh                   Director
---------------------------------------
         Richard G. Hamermesh

     /s/ Brian H. Rowe                          Director
---------------------------------------
         Brian H. Rowe

     /s/ Jonathan M. Schofield                  Director
---------------------------------------
         Jonathan M. Schofield

                                  EXHIBIT INDEX

  Exhibit No.                     Description
  -----------                     -----------

      3.1         Amended and Restated Certificate of Incorporation (1)
      3.2         Certificate of Amendment of the Restated Certificate of
                  Incorporation (2)
      3.3         Certificate of Amendment of the Restated Certificate of
                  Incorporation (3)
      3.4         Amended and Restated By-Laws (4)
      4.1         Specimen Common Stock Certificate (1)
      4.2         Rights Agreement between the Company and BankBoston, N.A., as rights agent,
                  dated as of November 12, 1998 (4)
      5.1*        Opinion of Shearman & Sterling
     23.1*        Consent of Shearman & Sterling (included in Exhibit 5.1)
     23.2*        Consent of Deloitte & Touche L.L.P., as independent auditors for BE Aerospace, Inc.
     23.3*        Consent of PricewaterhouseCoopers LLP, as independent auditors for M&M Aerospace Hardware, Inc.
      24.1        Powers of Attorney (included in signature pages of this
                  Registration Statement)
      99.1        Stock Purchase Agreement dated effective as of August 10, 2001 among BE Aerospace Inc., M&M Aerospace Hardware, Inc., and the stockholders of M&M (5)

--------------------
*    Filed herewith.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (No. 33- 33689), filed with the Commission on March 7, 1990.
(2) Incorporated by reference to the Company's Registration statement on Form S-1, as amended (No. 33- 54146), filed with the Commission on November 3, 1992.
(3) Incorporated by reference to the Company's Registration Statement on Form S-3, as amended (No. 333- 60209), filed with the Commission on July 30, 1998.
(4) Incorporated by reference to the Company's Current Report on Form 8-K dated November 12, 1998, filed with the Commission on November 18, 1998.
(5) Incorporated by reference to the Company's Current Report on Form 8-K dated August 10, 2001, filed with the Commission on August 21, 2001.